Reply to the Attention of	Thomas J. Deutsch*
Direct Line	(604) 691-7445
Direct Fax	(604) 893-2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	1007462-244062-Correspondence
Date	January 19, 2017

Via EDGAR correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Anne Nguyen Parker, Assistant Director

Dear Sirs/Mesdames:

Re:

Electrameccanica Vehicles Corp.
Amendment No. 1 to Registration Statement on Form F-1
Filed December 20, 2016
File No. 333-214067
Response Letter to SEC Comment #6 of January 5, 2017

     We are counsel for and write on behalf of Electrameccanica Vehicles Corp. (the “Company”) in response to comment #6 to the Staff’s follow-on letter of January 5, 2017 (the “Comment Letter”) signed on behalf of Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure, of the United States Securities and Exchange Commission (the “Commission”).

     On behalf of the Company we are furnishing to the Commission for discussion purposes, via the EDGAR system, the draft additional disclosure that the Company intends to include in the Form F-1 Amendment No. 2 under the disclosure about the Buy-Out Agreement in the Material Agreements section to address the comment “Please revise your disclosure to explain why the amount of the purchase price of Intermeccanica is dependent in part on the equity value of Electrameccanica”, contained in comment #6 in the Comment Letter.

     The Company’s draft additional disclosure to address the above comment in the Comment Letter is as follows:

“Prior to forming the Company Mr. Kroll required the invaluable assistance and over 50+ years of expertise of long time automotive expert, Mr. Reisner (Intermeccanica), and Intermeccanica’s vast experience in automotive craftsmanship, in order to be in position to fully develop and to create the Company’s first SOLO prototype. Without any compensation being provided to Intermeccanica for such assistance and expertise, Intermeccanica also agreed, on an arm’s-length basis, to enter into the JOA which, in part, and critically, during the early stages of the Company’s development, provided the Company with much needed premises, production assembly and an option to acquire Intermeccanica which the Company could in no manner afford at inception. Under the JOA Intermeccanica also contracted with the Company to assist with the development of the present and future vehicles, and also to provide production and delivery capabilities in conjunction with the Company’s production capabilities once developed (collectively, the “Inherent Intermeccanica Goodwill”). Notwithstanding the real value which was being created within the Company since inception owing to the fact that the Company was being allowed to fully utilize and exploit all Inherehent Intermeccancia Goodwill without paying for it, the parties, on an arm’slength basis, agreed to structure the Company’s future ability to acquire Intermeccania, and the formula for the Call Option, based on the Company’s market (equity) value at the time; understanding that, from the parties’ perspectives, Intermeccanica, if acquired, should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception – something that the Company could have never afforded at the time.

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January 19, 2017 Page 2

In addition, and through the issuance of the Founders Shares to Mr. Reisner, in subsequently amending the JOA, the parties agreed that the fair market value of the Founders Shares at the exercise of the Call Option should be deducted from the Call Option purchase price – clearly evidencing that Intermeccanica, through Mr. Reisner’s founder’s stock position, had already and partially been compensated for the Inherent Intermeccanica Goodwill being acquired.

Accordingly, the Call Option formula was arrived at, in light of the above, and with certain equity percentage limitations; including the Amendment Agreement to the JOA which recognized that the fair market value of the Founders Shares should be deducted from the final purchase price at the time - evidencing that Intermeccanica, through the Founder Shares, had already partially been compensated for the Inherent Intermeccanica Goodwill being acquired, and that Intermeccanica should be entitled to share in the increase in the market value of the Company as though it were being acquired for its Inherent Intermeccanica Goodwill at inception.”

     On behalf of the Company we look forward to the Commission’s thoughts on the above additional disclosure. Should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 691-7445) or Michael Shannon (at (604) 893-7638) of our offices at any time.

January 19, 2017 Page 3

     On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

“Thomas J. Deutsch”

Thomas J. Deutsch*
for McMillan LLP

Enclosures
cc:	The Company; Attention: Jerry Kroll (CEO) and Kulwant Sandher (CFO)

* Law Corporation